Ecopetrol S.A. announces the results of its local bond issuance and placement of August 27, 2013

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports the results of its first public bond issuance and placement in the local market, carried out today under the C Series of the Bond and Commercial Papers Issuance and Placement Program authorized by the Superintendence of Finance of Colombia:

•	Total amount: nine hundred billion pesos (COP$900,000,000,000).

•	Issue date: August 27, 2013.

•	Terms & conditions: placement of subseries from C Series is as follows:

C Series: Peso-denominated variable CPI rate bonds
Maturity date	5 years	10 years	15 years	30 years
Coupon	CPI + 3.79%	CPI + 4.60%	CPI + 4.90%	CPI + 5.15%
Amount (COP millions)	$ 120,950	$ 168,600	$ 347,500	$ 262,950

•	Amortization: at maturity.

•	Interest payment: semi-annual.

•	Use of proceeds: to finance the Company’s investment plan.

This announcement is not an offer for sale of or a solicitation of any offer to buy any securities of Ecopetrol S.A. in any transaction. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Bogota, August 27, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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